Filed by Konecranes Plc
pursuant to Rule 425 under
the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Terex Corporation
(Commission File No. 001-10702)

ARTICLE FROM INTERVIEW WITH KONECRANES CHAIRMAN STIG GUSTAVSON AND MIKKO JUTILA, REPRESENTATIVE OF KONECRANES’ SENIOR SALARIED EMPLOYEES. PUBLIHSED IN METALLITEKNIIKKA MAGAZINE, ISSUE 7-8, 2015

Konecranes and Terex aim to become the market leader in lifting solutions

Terex also manufactures crushing equipment. Metso has previously sued Terex in a patent dispute related to the rotating components of crushing and screening equipment. Terex was initially ordered to pay damages, but the case was overturned by the appeals court without further right of appeal.

Terex is interested in Konecranes' knowledge of IoT, the Internet of Things. The companies are looking for synergy benefits in personnel lifting solutions.

"In this business, size matters," says Konecranes' board chairman Stig Gustavson. The Finnish Konecranes and the American Terex are merging to create a company with a combined net revenue of €7.5 billion.

The deal is not the result of a sudden whim: the two companies first touched on the matter some 20 years ago.

Both businesses have seen profitability shrink, and both suffer from the lack of cost competitiveness. In low-cost countries in particular, competition is increasingly tough.

The initial net revenue of Konecranes Terex is expected to be around €7.5 billion, but it is forecast to break the €10 billion mark within three years. Operating income is expected to increase by over 50%, exceeding €1 billion.

AS A MERGER, the deal is unusual in the fact that Konecranes, a €2 billion business is merging with a company worth €5.5 billion. According to Stig Gustavson, it is nevertheless a deal between equals.

The Americans are interested in Konecranes' technologies. Although IoT and remote monitoring are not big business just yet, according to Gustavson the company is already getting frequent queries from customers. Konecranes has put itself at the forefront of IoT, especially so in material handling technologies.

"Here in Nokialand we have all sorts of things. Konecranes has maintained a strong presence in the move toward increasingly wireless operations."

The new company will be the world's biggest operator in its sectors. These include port operations and various industrial lifting applications in the automotive, steel, paper and pulp, and energy industries.

TEREX MANUFACTURES crushers and truck cranes. It is Konecranes' competitor in industrial overhead and harbor cranes.

The two companies became competitors in overhead cranes four years ago, when Terex acquired the German Demag. The sector will account for nearly 50% of the new company's sales.

"We have a lot of synergies with Terex in certain sectors. For example in personnel lifting equipment, our products are technically very similar. This compatibility will bring us savings and boost our competitiveness."

For Konecranes, the merger will also open up markets where it doesn't yet have a strong foothold, such as South America, southern parts of East Asia, and Southern Europe.

6 Metallitekniikka 7-8/2015

WHO IS THE BUYER?

WHEN KONECRANES AND TEREX merge, the new company will be domiciled in Finland. The owners of American Terex will have a majority interest, so which one of the two actually is the buyer?

The arrangement will benefit Terex fiscally, as revealed by Financial Times. In Finland, the company will pay corporation tax at a rate of 20%, whereas in the US, Terex has paid on average 28% in tax on its profits in the last three years.The solution is certainly beneficial to Finland.
Jyrki Alkio

Terex has a stronger overall presence in the US, while Konecranes is the American market leader in cranes.

"This brings together two companies that complement each other very well. We will have a lot of cross-selling opportunities, for example in our port business. We don't have small cranes, and vice versa."

THE MERGER IS EXPECTED to bring over €110 millions' worth of synergy benefits annually through purchase savings and improved efficiency. Maintenance operations and services will be expanded. Konecranes gets a larger share of its revenue from maintenance services compared to Terex.

The reorganization, which will be carried out through the exchange of shares, will be finalized in the first half of 2016.

After the merger, approximately 60% of the new company's stock will be held by current Terex shareholders, and the remaining 40% will be held by Konecranes shareholders.

In terms of exchange rates, the timing of the deal is beneficial to Konecranes: The strong dollar has meant that Terex's revenue has fallen by 10% this year, whereas Konecranes has seen an increase of 11%.m

Helena Raunio

Different business cultures will take a while to digest

THE MERGER OF Konecranes and the American Terex will undoubtedly involve some challenges when two different business cultures meet. The clearest differences can be found in earnings, holiday practices and employment security.

"I have just seen a job listing by Terex looking for a specialist engineer in product planning. The advertised annual salary was $70,000, which means that the Americans earn 20% more than the Finns," says Mikko Jutila, the representative of senior salaried employees at Konecranes.

The Germans frequently express bemusement at how easy it is for Finnish companies to lay off engineers. According to Jutila, in the US it is even easier.

The Americans have famously short annual leaves, and some employees don't even take them. Even a two-week holiday could be frowned upon as a sign of laziness.

Is it possible that the Finnish four-to-five week holiday will become a thing of the past?

"Of course it's a possibility, but I believe that the new company will value the European employment practices of engineers, holidays and all. At least that's what we have been told."

Konecranes will start as the clear underdog in the merger. How will you ensure that Hyvinkää will not be steamrolled by American corporate culture?

"That's not exactly true. Even though we are clearly smaller in terms of revenue, our profit margin is on a par with that of the Americans, and our market values are in the same range."
Harri Repo

Metallitekniikka 7-8/2015 7

Forward Looking Statements

This document contains forward-looking statements regarding future events, including statements regarding Terex or Konecranes, the transaction described in this document and the expected benefits of such transaction and future financial performance of the combined businesses of Terex and Konecranes based on each of their current expectations. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. When included in this document, the words “may,” “expects,” “intends,” “anticipates,” “plans,” “projects,” “estimates” and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. Terex and Konecranes have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance.

Because forward-looking statements involve risks and uncertainties, actual results could differ materially. Such risks and uncertainties, many of which are beyond the control of Terex and Konecranes, include among others: the ability of Terex and Konecranes to obtain shareholder approval for the transaction, the ability of Terex and Konecranes to obtain regulatory approval for the transaction, the possibility that the length of time required to complete the transaction will be longer than anticipated, the achievement of the expected benefits of the transaction, risks associated with the integration of the businesses of Terex and Konecranes, the possibility that the businesses of Terex and Konecranes may suffer as a result of uncertainty surrounding the proposed transaction, and other factors, risks and uncertainties that are more specifically set forth in Terex’ public filings with the SEC and Konecranes’ annual and interim reports.  Each of Terex and Konecranes disclaim any obligation to update the forward-looking statements contained herein.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed merger of Terex and Konecranes, through which all of Terex’ common stock will be exchanged for Konecranes ordinary shares (or American depositary shares, if required). This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, all of common stock of Terex, nor is it a substitute for  the Preliminary Prospectus included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Konecranes with the SEC, the Prospectus / Proxy to be filed by Terex with the SEC, the listing prospectus of Konecranes to be filed by Konecranes with the Finnish Financial Supervisory Authority (and as amended and supplemented from time to time, the “Merger Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT KONECRANES OR TEREX HAS FILED OR MAY FILE WITH THE SEC, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED MERGER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Konecranes and Terex do not accept any responsibility for any violation by any person of any such restrictions. The Merger Documents and other documents referred to above, if filed or furnished by Konecranes or Terex with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to Anna-Mari Kautto, Investor Relations Assistant, Konecranes Plc, P.O. Box 661, FI-05801 Hyvinkää, Finland or Elizabeth Gaal Investor Relations Associate, Terex, 200 Nyala Farm Road, Westport, CT 06880.

Konecranes and Terex and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Konecranes' directors and executive officers is available in Konecranes’ annual report for fiscal year 2014 at www.konecranes.com. Information about Terex' directors and executive officers and their ownership of Terex ordinary shares is available in its Schedule 14A filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals as well as information regarding Konecranes’ and Terex' directors and officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.